

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

<u>Via E-mail</u>
Craig Arcella, Esq.
Cravath Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

> **Re: Alliant TechSystems, Inc.**
> **Schedule TO-I**
> **Filed June 2, 2014**
> **File No. 005-41239**

Dear Mr. Arcella:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

1.   You intend to use a pricing formula to determine the final purchase price for the Notes as of the second trading day prior to the expiration of the offer. Please supplementally advise us how the formula you have described corresponds with prior no-action relief or other interpretive positions that may exist with respect to an issuer's ability to comply with Item 1004(a)(1)(ii) of Regulation M-A. In this regard, it is not clear the extent to which the Notes trade at prices that are directly related to the trading price of Alliant Techsystems Inc.'s common stock. Please advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). In addition, please confirm, if true, that Alliant TechSystems Inc. would not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

Incorporation of Documents by Reference, page iv

2.   We note your incorporation by reference of financial information included in Part II, Item 8 of the company's Annual Report on Form 10-K. Please provide complete summarized financial information as specified in the document disseminated to noteholders (i.e. the Offer to Purchase). Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov/interps/telephone/phonesupplement3.htm

3.   We note your attempt to incorporate by reference future filings. Please confirm your understanding that Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Summary Terms of the Offer, page 1

4.   Include a brief statement as to the accounting treatment of the tender offer, or explain why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Conditions of the Offer, page 22

5.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, clarify the condition (i) under the second bullet point on page 22 relating to a "*material* impairment in the trading market for debt or convertible debt securities, (ii) *any…threatened* legal impediment to the Offer or the Orbital Transaction or *any other circumstances* that would, in our reasonable judgment, materially adversely affect the transactions…or the contemplated benefits…," and (iii) "an event or …the *likely occurrence of an event* that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Offer or the Orbital Transaction…"

6.   Please refer to last paragraph of this section, where you state, "If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right," and each such right will be deemed an ongoing right that you may assert at any time or various times. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language

seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): Scott Chaplin